SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Commission File Number 000-50305

ENTOURAGE MINING LTD.
(Translation of registrant's name into English)

1180 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ x ] Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ] No [    ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

BC Form 45-103F4

Securities Act

Report Of Exempt Distribution

Issuer Information
1.

State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor:

Entourage Mining Ltd. 1180-625 Howe Street Vancouver, BC Telephone: (604) 684-7227
2.	State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting:
Yes. British Columbia and Alberta.

Details of Distribution
3.	State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates:
February 5, 2004
4.	For each security distributed:
(a) describe the type of security, and
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.
108,000 shares with flow-through benefits and 889,500 units without flow-through benefits each security being issued at a price of $0.22 per share.
5.	Provide details of the distribution by completing the attached schedule.
6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.22	$206,250.00
Alberta	$0.22	$ 2,200.00
United Kingdom	$0.22	$ 11,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$219,450.00

Commissions and Finder's Fees
7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: February, 16, 2004

ENTOURAGE MINING LTD.
Name of issuer or vendor (please print)

Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased Common Shares	Number and type of securities purchased Series "A" Warrants	Total purchase price (Canadian $)	Exemption relied on

Bernice Prodor Kosiur 2567 Bronte Dr. North Vancouver, BC V7H 1M3	100,000	100,000	$22,000.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Godwin Consultants Ltd. 665 Gatensbury Street Coquitlam, BC V3J 5G9	15,000	15,000	$3,300.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Raymond J. Mrus 602-3740 Albert Street Burnaby, BC V5C 5Y7	75,000	75,000	$16,500.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Robert Harrison 5157 Sarita Place North Vancouver, BC V7R 3N3	20,000	20,000	$4,400.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Shannon McCarthy 1801-1005 Jervis Street Vancouver, BC V6E 3T1	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Wu Hon Wong 97 East 51st Avenue Vancouver, BC V5X 1C1	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Linda Chow 7420 Curtis Street Burnaby, BC V5A 1K5	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Yun Kwai Chan 2989 Graveley Street Vancouver, BC V5K 3K2	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Hung Boon Eng 1477 East 17th Avenue Vancouver, BC V5N 2G8	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Fay F. Wong 3353 Garden Dr. Vancouver, BC V5N 4Y3	20,000	20,000	$4,400.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Jack Marr 1043 Union Street Vancouver, BC V6A 3R6	20,000	20,000	$4,400.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Tony Lock 125 East 39th Avenue Vancouver, BC V5W 1J9	20,000	20,000	$4,400.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Philip Lee 1406 East 28th Avenue Vancouver, BC V5N 2X4	20,000	20,000	$4,400.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Katie Toy 135 Talisman Avenue Vancouver, BC V5Y 2L6	20,000	20,000	$4,400.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Michael Wilson Suite 1704-1666 Pendrell Street Vancouver, BC V6G 1S9	50,000	50,000	$11,000.00	Multilateral Instrument 45-103, Part 3, Section 3.1

324788 BC Ltd. 2150-1851 Savage Road Richmond, BC V6V 1R1	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Carl Verley 5895 Wilthsire Street Vancouver, BC V6M 3L7	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Renee Patterson 13382-65B Avenue Surrey, BC V3W 8T4	25,000	25,000	$5,500.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Lorenzo Oss-Cech 1260 Oxford Street Victoria, BC V8V 2V5	45,000	45,000	$9,900.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Barbara Gormley 1024 Hoy Street Coquitlam, BC V3C 4R2	50,000	50,000	$11,000.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Paul Weston 989 Mansfield Crescent Port Coquitlam, BC V3B 6H3	22,500	22,500	$4,950.00	Multilateral Instrument 45-103, Part 3, Section 3.1

B.P.O. Investments 1505-1050 Burrard Street Vancouver, BC V6Z 2S3	90,000	90,000	$19,800.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Blair Jones 1987 Albel Street Kelowna, BC V1Z 3C6	20,000	20,000	$4,400.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Sandra O'Brian 1213 Marlene Road Roberts Creek, BC V0N 2W2	50,000	50,000	$11,000.00	Multilateral Instrument 45-103, Part 3, Section 3.1

George J. Dawson 3340 Manulife Place Edmonton, Alberta T5J 3S4	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Karen Cameron Suite 447-1087 Churchill Crescent North Vancouver, BC V7P 1P9	15,000	15,000	$3,300.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Nigel W. Clark 29385 Huntington Rd. Abbotsford, BC V4X 1B2 604-856-9440	50,000	50,000	$11,000.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Pradeep Varshney 6435 Cypress Street Vancouver, BC V6M 3S4	22,000 23,000	22,000 ---	$4,840.00 $5,060.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Michael J. Gibbins 21561 86 Court Langley, BC V1M 2E3	10,000	10,000	$2,200.00	Multilateral Instrument 45-103, Part 3, Section 3.1

J.C. Connections Ltd. 21 Walrwood Rise Beacons Field Bucks, UK HP9 1T4	50,000	50,000	$11,000.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Mrs. Eileeen F. Verley #304-1211 Beach Drive Victoria, BC V8S 2N4	35,000	0	$7,700.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Malcolm Verley P.O. Box 672 Coombs, BC V0R 1M0	14,000	0	$3,080.00	Multilateral Instrument 45-103, Part 3, Section 3.1

Shirley Verley 5895 Wiltshire Street Vancouver, BC V6M 3L7	36,000	0	$7,920.00	Multilateral Instrument 45-103, Part 3, Section 3.1

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:
1.	File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.
2.	If distributions have not occurred within 10 days of each other, separate reports must be filed.
3.	In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 - 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 - 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Dated this 24th day of February, 2004.

Entourage Mining Ltd. (Registrant)

BY:	/s/ Greg Kennedy
Greg Kennedy, Secretary